

**LookyLoo Ventures, Inc.** (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2023 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

To Management
LookyLoo Ventures, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Emphasis of Matter Regarding Going Concern**

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
March 4, 2024

Vincenzo Mongio

# Statement of Financial Position

| | As of December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| ASSETS | | |
| Current Assets | | |
| Cash and Cash Equivalents | 75,453 | 13,017 |
| Total Current Assets | 75,453 | 13,017 |
| TOTAL ASSETS | 75,453 | 13,017 |
| | | |
| LIABILITIES AND EQUITY | | |
| Liabilities | | |
| Current Liabilities | | |
| Accounts Payable | 188 | - |
| Shareholder Loan | 9,000 | 6,000 |
| Total Current Liabilities | 9,188 | 6,000 |
| Long-term Liabilities | | |
| Future Equity Obligations (SAFE Notes), net of Offering Costs | 193,874 | - |
| Total Long-Term Liabilities | 193,874 | - |
| TOTAL LIABILITIES | 203,062 | 6,000 |
| EQUITY | | |
| Common Stock | 1,250 | 1,250 |
| Additional Paid in Capital | 108,750 | 108,750 |
| Accumulated Deficit | (237,608) | (102,983) |
| Total Equity | (127,608) | 7,017 |
| TOTAL LIABILITIES AND EQUITY | 75,453 | 13,017 |

## Statement of Operations

| | Year Ended December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| Revenue | - | - |
| Cost of Revenue | - | - |
| Gross Profit | - | - |
| Operating Expenses | | |
| Advertising and Marketing | 9,013 | 1,000 |
| General and Administrative | 17,606 | 3,892 |
| Research and Development | 49,155 | 44,367 |
| Software License | 58,152 | - |
| Total Operating Expenses | 133,926 | 49,259 |
| Operating Income (loss) | (133,926) | (49,259) |
| Other Income | | |
| Interest Income | - | 302 |
| Other | - | - |
| Total Other Income | - | 302 |
| Other Expense | | |
| Interest Expense | - | - |
| Other | 700 | - |
| Total Other Expense | 700 | - |
| Earnings Before Income Taxes | (134,625) | (48,957) |
| Provision for Income Tax Expense/(Benefit) | | |
| Net Income (loss) | (134,625) | (48,957) |

## Statement of Cash Flows

| | Year Ended December 31, | |
| --- | --- | --- |
| | **2023** | **2022** |
| OPERATING ACTIVITIES | | |
| Net Income (Loss) | (134,625) | (48,957) |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | |
| Accounts Payable and Accrued Expenses | 188 | - |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | 188 | - |
| Net Cash provided by (used in) Operating Activities | (134,438) | (48,957) |
| FINANCING ACTIVITIES | | |
| Issuance of Common Stock | - | 15,000 |
| Shareholder Loan | 3,000 | 6,000 |
| Future Equity Obligations (SAFE Notes) | 193,874 | - |
| Net Cash provided by (used in) Financing Activities | 196,874 | 21,000 |
| Cash at the beginning of period | 13,017 | 40,974 |
| Net Cash increase (decrease) for period | 62,436 | (27,957) |
| Cash at end of period | 75,453 | 13,017 |

## Statement of Changes in Shareholder Equity

| | Common Stock | | APIC | Accumulated Deficit | Total Shareholder Equity |
| --- | --- | --- | --- | --- | --- |
| | **# of Shares** | **$ Amount** | | | |
| Beginning Balance at 1/1/2022 | 500,000 | 500 | 94,500 | (54,026) | 40,974 |
| Issuance of Common Stock | 750,000 | 750 | - | - | 750 |
| Additional Paid in Capital | - | - | 14,250 | - | 14,250 |
| Net Income (Loss) | - | - | - | (48,957) | (48,957) |
| Ending Balance 12/31/2022 | 1,250,000 | 1,250 | 108,750 | (102,983) | 7,017 |
| Issuance of Common Stock | - | - | - | - | - |
| Additional Paid in Capital | - | - | - | - | - |
| Net Income (Loss) | - | - | - | (134,625) | (134,625) |
| Ending Balance 12/31/2023 | 1,250,000 | 1,250 | 108,750 | (237,608) | (127,608) |

**LookyLoo Ventures, Inc.**
**Notes to the Unaudited Financial Statements**
**December 31st, 2023**
**$USD**

## NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

LookyLoo Ventures, Inc. ("the Company") was formed in Delaware on March 26th, 2021. The Company plans to earn revenue through a combination of advertising, subscriptions, sponsorships, and lead generation. The Company's platform helps consumers find, filter and choose their next city to live in. This is done through data, narrative, consumer reviews, and tools for managing a move. The Company's subscribers can be global but at present, the cities on which the site focuses are all U.S. based. The Company's headquarters are in San Francisco, California.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company has no equity-based compensation plan.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and California. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2020.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. As of December 31, 2023 and 2022, the Company had an outstanding loan payable in the respective principal balances of $9,000 and $6,000 owed to its founder for operating expenses paid on the Company's behalf. This loan bears no interest rate, no security interest, and is due upon demand.

## NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

*Software License* – Starting in May 2023, the Company paid a monthly fee granting it access to a platform as a component in delivery of the "lookyLOO" system. In October 2023, the Company entered into a Software Licensing Agreement to continue its access to this platform and software that offers data feeds, human text entry, and image/video uploads. This agreement calls for a monthly fee of $10,000 to be paid over the course of 4 years, commencing in October 2023 and terminating in September 2027. As of December 31, 2023, the Company has incurred total software license fees of $58,152. Future minimum payments are provided below:

| Year Ending December 31, | Payment |
|---|---|
| 2024 | 120,000 |
| 2025 | 120,000 |
| 2026 | 120,000 |
| 2027 | 80,000 |
| 2028 | - |
| Thereafter | - |

## NOTE 5 – LIABILITIES AND DEBT

*Future Equity Obligations - Simple Agreements for Future Equity (SAFE)* - During the period ending December 31, 2023, the Company entered into numerous SAFE agreements with third parties. The SAFE agreements have no maturity date and bear no interest. Upon the occurrence of an equity financing event, the agreements provide the right of the investor to future equity in the form of the same series of Preferred Stock in an amount equal to the SAFE Purchase Price divided by either (i) the SAFE Purchase Price, or (ii) the price-per-share of the Preferred Stock sold during the financing event multiplied by a discount rate of 80%, whichever calculation results in a greater number of shares. Alternatively, upon the occurrence of a liquidity event, the agreements provide the right of the investor to receive a portion of the proceeds equal to the greater of (i) SAFE Purchase Price, and (ii) the amount payable on the number of shares of Common Stock equal to the SAFE Purchase Price divided by the price-per-share obtained from dividing the (x) Valuation Cap by (y) the then-issued and outstanding shares of the Company's Capital Stock subject to conversions and exclusions in accordance with the SAFE agreements. Furthermore, if the Company pays dividends on outstanding shares of Common Stock, other than dividends payable in shares of Common Stock, then the investor is entitled to receive an amount equal to the declared dividend multiplied by the quotient of (x) the SAFE Purchase Price divided by (y) the price-per-share equal to the Valuation Cap divided by the then-issued and outstanding shares of the Company's Capital Stock subject to conversions and exclusions in accordance with the SAFE agreements. No such events have occurred as of December 31, 2023, and each agreement is subject to a Valuation Cap of $9M.

Please see "Note 3" regarding a loan owed to the Company's founder.

*Debt Summary*

| Debt Instrument Name | Principal Amount | Interest Rate | Maturity Date | For the Year Ended December 2023 | | | | For the Year Ended December 2022 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Current Portion | Non-Current Portion | Total Indebtedness | Accrued Interest | Current Portion | Non-Current Portion | Total Indebtedness | Accrued Interest |
| Shareholder Loans | 9,000 | N/A | Upon Demand | 9,000 | - | 9,000 | - | 6,000 | - | 6,000 | - |
| SAFE Notes | 193,874 | N/A | N/A | - | 193,874 | 193,874 | - | - | - | - | - |
| **Total** | | | | **9,000** | **193,874** | **202,874** | **-** | **6,000** | **-** | **6,000** | **-** |

### Debt Principal Maturities 5 Years Subsequent to 2023

| Year | Amount |
|---|---|
| 2023 | 9,000 |
| 2024 | - |
| 2025 | - |
| 2026 | - |
| 2027 | - |
| Thereafter | - |

*The SAFE Notes mature during a qualified financing or liquidity event which can occur in any year.

## NOTE 6 – EQUITY

The Company has authorized 5,000,000 shares of Common Stock with a par value of $0.001 per share. A total of 1,250,000 shares were issued and outstanding as of December 31, 2023 and 2022.

**Voting:** Common Shareholders are entitled to one vote per share.

**Dividends:** Common Shareholders are entitled to receive dividends when and if declared by the Board of Directors.

## NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 4, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

## NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.